UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐  Yes     ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 2, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited  take  no  responsibility  for  the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

2019 ANNUAL RESULTS ANNOUNCEMENT

Reference is made to the 2019 annual results announcement dated 31 March 2020 (the “Original Annual Results Announcement”) and the clarification announcement regarding 2019  annual  results announcement dated 1 April 2020 (the “Clarification Announcement”) published by China Eastern Airlines Corporation Limited (the “Company” or “CEA”).

The board of directors of  the  Company (the “Board”) announces the  audited consolidated results  of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with the International Financial Reporting Standards (“IFRSs”) for  the  year  ended  31  December  2019  (the “Year”) with comparative figures for the year 2018. Save as disclosed in the Clarification Announcement, all information set out in this announcement (both English and Chinese versions) remains unchanged with that in the Original Annual Results Announcement.

FINANCIAL INFORMATION

A.    PREPARED IN ACCORDANCE WITH IFRSs

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER

COMPREHENSIVE INCOME

Year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Revenue	5	120,986	115,278
Other operating income and gains	6	7,202	6,592

Operating expenses
Aircraft fuel		(34,191)	(33,680)
Take-off and landing charges		(16,457)	(14,914)
Depreciation and amortisation		(22,080)	(15,313)
Wages, salaries and benefits		(24,152)	(22,134)
Aircraft maintenance		(3,380)	(3,738)
Food and beverages		(3,667)	(3,383)
Low value and short-term lease rentals		(631)	—
Aircraft operating lease rentals		—	(4,306)
Other operating lease rentals		—	(928)
Selling and marketing expenses		(4,134)	(3,807)
Civil aviation development fund		(1,831)	(2,235)
Ground services and other expenses		(2,476)	(2,845)
Impairment charges		(4)	(318)
Impairment losses on financial assets, net		(16)	(27)
Fair value changes of financial asset at fair value through profit or loss		25	(27)
Fair value changes of derivative financial instruments	7	—	311
Indirect operating expenses		(5,133)	(5,217)
Total operating expenses		(118,107)	(112,561)

1

	Notes	2019 RMB million	2018 RMB million

Operating profit		10,081	9,309
Share of results of associates		265	170
Share of results of joint ventures		17	34
Finance income	8	96	110
Finance costs	9	(6,160)	(5,767)

Profit before income tax		4,299	3,856
Income tax expense	10	(819)	(926)

Profit for the year		3,480	2,930

Other comprehensive income for the year

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		(110)	43

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(110)	43

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of equity investments designated at fair value through other comprehensive income, net of tax		16	(247)
Share of other comprehensive income of an associate, net of tax		7	(24)
Actuarial gains/ (losses) on the post-retirement benefit obligations, net of tax		40	(115)
Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		63	(386)

Other comprehensive income for the year, net of tax		(47)	(343)

Total comprehensive income for the year		3,433	2,587

2

	Notes	2019 RMB million	2018 RMB million
Profit attributable to:
Equity holders of the Company		3,192	2,698
Non-controlling interests		288	232

Profit for the year		3,480	2,930

Total comprehensive income attributable to:
Equity holders of the Company		3,141	2,358
Non-controlling interests		292	229

Total comprehensive income for the year		3,433	2,587

Earnings per share attributable to the equity holders of the Company during the year
— Basic and diluted (RMB)	11	0.21	0.19

3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2019

	Notes	2019 RMB million	2018 RMB million
Non-current assets
Property, plant and equipment		99,437	180,104
Investment properties		653	724
Right-of-use assets		128,704	—
Prepayments for land use rights		—	1,387
Intangible assets		11,698	11,609
Advanced payments on acquisition of aircraft		16,222	21,942
Investments in associates		1,977	1,696
Investments in joint ventures		627	577
Equity investments designated at fair value through other comprehensive income		1,274	1,247
Derivative financial instruments		27	222
Other non-current assets		3,970	3,370
Deferred tax assets		853	207
		265,442	223,085
Current assets
Flight equipment spare parts		2,407	1,950
Trade and notes receivables	12	1,717	1,436
Financial assets at fair value through profit or loss		121	96
Prepayments and other receivables		14,093	11,776
Derivative financial instruments		43	1
Restricted bank deposits and short-term bank deposits		6	16
Cash and cash equivalents		1,350	646
Assets classified as held for sale		6	11
		19,743	15,932
Current liabilities
Trade and bills payables	13	3,877	4,040
Contract liabilities		10,178	8,811
Other payables and accruals		22,602	21,143
Current portion of lease liabilities		15,590	—
Current portion of obligations under finance leases		—	9,364
Current portion of borrowings		25,233	29,259
Income tax payable		351	273
Current portion of provision for lease return costs for aircraft and engines		519	145
Derivative financial instruments		13	29
		78,363	73,064
Net current liabilities		(58,620)	(57,132)

Total assets less current liabilities		206,822	165,953

4

	Notes	2019 RMB million	2018 RMB million
Non-current liabilities
Lease liabilities		94,685	—
Obligations under finance leases		—	68,063
Borrowings		26,604	25,867
Provision for lease return costs for aircraft and engines		6,659	2,761
Contract liabilities		1,499	1,585
Derivative financial instruments		10	—
Post-retirement benefit obligations		2,419	2,544
Other long-term liabilities		2,278	3,448
Deferred tax liabilities		22	84

		134,176	104,352

Net assets		72,646	61,601

Equity
Equity attributable to the equity holders of the Company
— Share capital		16,379	14,467
— Reserves		52,629	43,541

		69,008	58,008

Non-controlling interests		3,638	3,593

Total equity		72,646	61,601

5

1	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

2	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong   Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain equity investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are  stated at the lower of their carrying amounts and fair values less costs to sell. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

As at 31 December 2019, the Group’s current liabilities exceeded its current assets by approximately RMB58.62 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	Unutilised banking facilities of approximately RMB50.06 billion as at 31 December 2019;

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history; and

•	The Group’s expected net cash inflows from operating activities in 2020.

The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
IFRIC Int 23	Uncertainty over Income Tax Treatments
Annual Improvements 2015–2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

Other than the impact of IFRS 16, Leases and IFRIC Int 23, Uncertainty over Income Tax Treatments, the adoption of the above new and revised standards has had no significant financial effect on these financial statements.

6

4	OPERATING SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below.

The segment results for the year ended 31 December 2019 were as follows:

	Airline transportation	Other
	operations RMB million	segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue

Reportable segment revenue from external customers	119,240	1,620	—	—	120,860
Intersegment sales	—	2,052	(2,052)	—	—

Reportable segment revenue	119,240	3,672	(2,052)	—	120,860

Reportable segment profit before income tax	2,745	1,164	—	393	4,302

Other segment information

Depreciation and amortisation	21,816	261	—	—	22,077
Impairment charges/Impairment losses on financial assets, net	20	—	—	—	20
Interest income	108	1	(13)	—	96
Interest expense	5,152	30	(13)	—	5,169
Capital expenditure	42,853	303	—	—	43,156

7

The segment results for the year ended 31 December 2018 were as follows:

	Airline transportation	Other
	operations RMB million	segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Segment revenue

Reportable segment revenue from external customers	112,228	2,702	—	—	114,930
Intersegment sales	—	1,425	(1,425)	—	—

Reportable segment revenue	112,228	4,127	(1,425)	—	114,930

Reportable segment profit before income tax	2,723	622	—	522	3,867

Other segment information

Depreciation and amortisation	15,051	251	—	—	15,302
Impairment charges/Impairment losses on financial assets, net	338	7	—	—	345
Interest income	118	1	(9)	—	110
Interest expense	3,721	15	(9)	—	3,727
Capital expenditure	30,670	508	—	—	31,178

The segment assets and liabilities as at 31 December 2019 and 31 December 2018 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 31 December 2019
Reportable segment assets	274,578	6,225	(1,943)	4,076	282,936
Reportable segment liabilities	211,035	3,146	(1,943)	301	212,539

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 31 December 2018
Reportable segment assets	230,533	4,635	(2,248)	3,845	236,765
Reportable segment liabilities	176,836	2,712	(2,248)	113	177,413

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, equity investments designated at fair value through other comprehensive income and financial assets at fair value through profit or loss. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments, fair value changes of financial assets at fair value through profit or loss and dividend income relating to equity investments.

8

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)

Traffic revenue from services within Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2019 RMB million	2018 RMB million

Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	80,058	76,517
International	37,082	34,744
Regional (Hong Kong, Macau and Taiwan)	3,846	4,017
	120,986	115,278

3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

9

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	Notes	2019 RMB million	2018 RMB million
Revenue
Reportable segment revenue		120,860	114,930
— Reclassification of taxes relating to the expired tickets	(i)	126	348
Consolidated revenue		120,986	115,278

	Notes	2019 RMB million	2018 RMB million
Profit before income tax
Reportable segment profit		4,302	3,867
— Differences indepreciation charges for aircraft and engines due to different depreciation lives	(ii)	(3)	(11)
Consolidated profit before income tax		4,299	3,856

	Notes	2019 RMB million	2018 RMB million
Assets
Reportable segment assets		282,936	236,765
— Differences indepreciation charges for aircraft and engines due to different depreciation lives	(ii)	7	10
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242
Consolidated assets		285,185	239,017

	2019 RMB million	2018 RMB million
Liabilities
Reportable segment liabilities	212,539	177,413
— Others	—	3
Consolidated liabilities	212,539	177,416

(i)	The difference represents the different classification of sales related taxes under the PRC Accounting Standards and IFRSs.

(ii)

The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRSs. Despite the depreciation policies of these assets which have been unified under IFRSs and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRSs and the PRC Accounting Standards.

(iii)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRSs, which results in the different measurement of goodwill.

10

5	REVENUE

An analysis of revenue is as follows:

	2019 RMB million	2018 RMB million

Revenue from contracts with customers	120,796	115,210
Revenue from other sources
Rental income	190	68
	120,986	115,278

Revenue from Contracts with customers

Disaggregated revenue information

For the year ended 31 December 2019

	Airline transportation	Other
Segments	operations RMB million	operations RMB million	Total RMB million

Type of goods or service
Traffic revenues
— Passenger	110,416	—	110,416
— Cargo and mail	3,826	—	3,826
Tour operations income	—	878	878
Ground service income	1,180	—	1,180
Commission income	2,485	—	2,485
Others	1,269	742	2,011

Total revenue from contracts with customers	119,176	1,620	120,796

For the year ended 31 December 2018

	Airline
Segments	transportation operations	Other operations	Total
	RMB million	RMB million	RMB million
Type of goods or service
Traffic revenues
— Passenger	104,309	—	104,309
— Cargo and mail	3,627	—	3,627
Tour operations income	—	2,173	2,173
Ground service income	1,005	—	1,005
Commission income	2,199	—	2,199
Others	1,368	529	1,897
Total revenue from contracts with customers	112,508	2,702	115,210

11

6	OTHER OPERATING INCOME AND GAINS

	2019	2018
	RMB million	RMB million

Co-operation routes income (note (a))	5,436	4,536
Route subsidy income (note (b))	353	441
Other subsidy income (note (c))	535	453
Gain on disposal of items of property, plant and equipment	40	290
Gain on disposal of prepayments for land use rights	—	210
Gain on disposal of an associate	—	5
Dividend income from financial assets at fair value through profit or loss	3	6
Dividend income from equity investments designated at fair value
through other comprehensive income	19	23
Compensation from ticket sales agents	331	348
Gain on disposal of a subsidiary	64	—
Others	421	280

	7,202	6,592

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the group.

(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.

(d)	There are no unfulfilled conditions or other contingencies related to subsidies that were recognised for the years ended 31 December 2019 and 2018.

7	FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2019 RMB million	2018 RMB million

Forward currency contracts	—	311

8	FINANCE INCOME

	2019 RMB million	2018 RMB million

Interest income	96	110

12

9	FINANCE COSTS

	2019 RMB million	2018 RMB million

Interest on bank borrowings	1,149	1,569
Interest relating to lease liabilities	3,894	—
Interest relating to obligations under finance leases	—	2,440
Interest relating to post-retirement benefit obligations	92	106
Interest relating to provision for lease return costs for aircraft and engines	270	—
Interest on bonds and debentures	520	468
Interest relating to interest rate swap contracts	(68)	(6)
Less: amounts capitalised into advanced payments on acquisition of aircraft
(Note (a))	(687)	(850)

	5,170	3,727
Foreign exchange losses, net (Note (b))	990	2,040

	6,160	5,767

Notes:

(a)	The weighted average interest rate used for interest capitalisation was 3.51% per annum for the year ended 31 December 2019 (For the year ended 31 December 2018: 3.54%).

(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease obligations (2018: obligations under financial leases).

10	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	2019 RMB million	2018 RMB million

Income tax	942	1,220
Deferred taxation	(123)	(294)
	819	926

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No. 58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2018: 16.5%). Eastern E-Commerce, a subsidiary of the Company, qualified for High and New Technology Enterprise (HNTE) status with HNTE certificate No.GR201831003674 issued by the relative authorities, has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-Commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2018: 25%).

13

11	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the  Company  of  RMB3,192 million (2018: RMB2,698 million) and the weighted average number of shares of 15,104,893,522 (2018: 14,467,585,682) in issue during the year ended 31 December 2019. The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2019 and 2018.

12	TRADE AND NOTES RECEIVABLES

The credit terms given to trade customers are determined on an individual basis.

	2019 RMB million	2018 RMB million

Trade receivables	1,793	1,525
Notes receivable	—	4
	1,793	1,529
Impairment	(76)	(93)
	1,717	1,436

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	2019 RMB million	2018 RMB million

Within 90 days	1,615	1,354
91 to 180 days	33	52
181 to 365 days	39	11
Over 365 days	30	15
	1,717	1,432

13	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period, was as follows:

	2019 RMB million	2018 RMB million

Within 90 days	3,622	3,594
91 to 180 days	52	49
181 to 365 days	94	157
1 to 2 years	40	100
Over 2 years	69	140
	3,877	4,040

14	DIVIDENDS

	2019 RMB million	2018 RMB million

Proposed final — RMB0.050 (2018: NIL) per ordinary share	819	—

On 31 March 2020, the Board approved the 2019 profit distribution plan to propose cash dividend for 2019 of RMB0.050 per share (before tax), totaling RMB819 million (before tax) based on 16,379,509,203 shares of the Company. The aforesaid profit distribution proposal is subject to approval by the shareholders at the forthcoming 2019 annual general meeting of the Company.

14

B.	SIGNIFICANT DIFFERENCES BETWEEN IFRSs AND PRC ACCOUNTING STANDARDS

	2019 RMB million	2018 RMB million

Consolidated profit attributable to equity holders of the Company

As stated in accordance with the PRC Accounting Standards	3,195	2,709
Impact of IFRSs and other adjustments:
— Difference in depreciation charges for aircraft and enginesdue todifferent depreciation lives	(3)	(11)

As stated in accordance with IFRSs	3,192	2,698

	2019 RMB million	2018 RMB million
Consolidated net assets attributable to equity holders of the Company

As stated in accordance with the PRC Accounting Standards	66,765	55,765
Impact of IFRSs and other adjustments:
— Intangible assets (goodwill)	2,242	2,242
— Difference in depreciation charges for aircraft and enginesdue todifferent depreciation lives	7	10
— Non-controlling interests	(6)	(6)
— Others	—	(3)

As stated in accordance with IFRSs	69,008	58,008

15

SUMMARY OF OPERATING DATA

	As at 31 December
	2019	2018	Change
Passenger transportation data
ASK (available seat – kilometres) (millions)	270,254.00	244,841.00	10.38%
— Domestic routes	171,684.04	154,059.34	11.44%
— International routes	92,162.42	84,408.13	9.19%
— Regional routes	6,407.53	6,373.52	0.53%
RPK (revenue passenger – kilometres) (millions)	221,779.11	201,485.95	10.07%
— Domestic routes	142,921.41	128,906.39	10.87%
— International routes	73,811.75	67,290.26	9.69%
— Regional routes	5,045.95	5,289.30	-4.60%
Number of passengers carried (thousands)	130,297.36	121,199.70	7.51%
— Domestic routes	109,006.37	101,226.48	7.69%
— International routes	17,581.34	16,104.28	9.17%
— Regional routes	3,709.64	3,868.94	-4.12%
Passenger load factor (%)	82.06	82.29	-0.23pts
— Domestic routes	83.25	83.67	-0.43pts
— International routes	80.09	79.72	0.37pts
— Regional routes	78.75	82.99	-4.24pts
Passenger – kilometres yield (RMB)Note	0.522	0.540	-3.33%
— Domestic routes	0.540	0.561	-3.74%
— International routes	0.474	0.486	-2.47%
— Regional routes	0.744	0.730	1.92%

16

	As at 31 December
	2019	2018	Change

Freight transportation data
AFTK (available freight tonne – kilometres) (millions)	9,132.69	7,900.78	15.59%
— Domestic routes	3,215.85	2,740.72	17.34%
— International routes	5,727.63	4,968.72	15.27%
— Regional routes	189.21	191.34	-1.11%
RFTK (revenue freight tonne – kilometres)
(millions)	2,971.40	2,588.34	14.80%
— Domestic routes	951.33	886.08	7.36%
— International routes	1,991.28	1,667.08	19.45%
— Regional routes	28.78	35.19	-18.22%
Weight of freight carried (million kg)	976.57	915.12	6.71%
— Domestic routes	672.62	644.89	4.30%
— International routes	279.44	240.00	16.43%
— Regional routes	24.51	30.23	-18.92%
Freight tonne – kilometres yield (RMB)Note	1.288	1.401	-8.07%
— Domestic routes	1.048	1.116	-6.09%
— International routes	1.340	1.465	-8.53%
— Regional routes	5.558	5.570	-0.20%

17

	As at 31 December
	2019	2018	Change

Consolidated data
ATK (available tonne – kilometres) (millions)	33,455.55	29,936.47	11.76%
— Domestic routes	18,667.41	16,606.06	12.41%
— International routes	14,022.25	12,565.46	11.59%
— Regional routes	765.88	764.96	0.12%
RTK (revenue tonne – kilometres) (millions)	22,518.00	20,358.36	10.61%
— Domestic routes	13,559.38	12,267.28	10.53
— International routes	8,485.44	7,590.43	11.79%
— Regional routes	473.19	500.65	-5.48%
Overall load factor (%)	67.31	68.01	0.70pts
— Domestic routes	72.64	73.87	-1.24pts
— International routes	60.51	60.41	0.11pts
—Regional routes	61.78	65.45	-3.66pts
Revenue tonne – kilometres yield (RMB)Note	5.315	5.525	-3.80%
— Domestic routes	5.761	5.971	-3.52%
— International routes	4.436	4.632	-4.23%
— Regional routes	8.272	8.105	2.06%

Notes:

1.	In calculating unit revenue index, the relevant revenue includes incomes generated from co-operation routes and fuel surcharge.

2.

The Group had presented unit revenue excluding fuel surcharge in prior years. However, the Group no longer includes unit revenue excluding fuel surcharge separately because the current fuel surcharge accounts for a small proportion of revenue and has a small impact on unit revenue index.

18

FLEET STRUCTURE

The Group has been continuously practicing the vision of  green development and  optimising its  fleet structure in recent years. In 2019, the Group introduced a total of 44 aircraft of major models and a total of one aircraft retired. With the introduction of new aircraft, such as A350-900, B787-9 and A320NEO, the Group’s fleet age structure still continues to remain young.

As at 31 December 2019, the Group operated a fleet of 734 aircraft, which included 723 passenger aircraft and 11 business aircraft held under trust.

Fleet structure as at 31 December 2019

No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	(Units) Average fleet age (Years)
1	B777-300ER	10	10	0	20	3.9
2	B787-9	3	7	0	10	0.9
3	A350-900	1	6	0	7	0.8
4	A330-300	7	14	5	26	5.4
5	A330-200	17	13	0	30	6.6

Total number of wide-body aircraft		38	50	5	93	4.6

6	A321	44	33	0	77	6.4
7	A320	69	45	66	180	9.0
8	A319	17	16	2	35	6.7
9	A320NEO	6	30	0	36	0.8
10	B737-800	49	67	117	233	5.0
11	B737-700	36	9	10	55	10.5
12	B737 MAX 8Note	2	12	0	14	1.7

Total number of narrow-body aircraft		223	212	195	630	6.6
Total number of passenger aircraft		261	262	200	723	6.4
Total number of business aircraft
held under trust					11
Total number of aircraft					734

Note:

The Group has temporarily grounded B737 MAX 8 since March 2019. As at the date of this announcement, B737 MAX 8 is still grounded. The Group will pay close attention to the work progress on the resumption of operation of B737 MAX 8. There remains a great uncertainty on the time for the resumption of operation of B737 MAX 8.

19

REPORT OF THE BOARD

In 2019, the growth of the global economy has slowed down and various unstable uncertainties affecting economic development have increased significantly. The downward pressure on China’s economy has increased, but the overall economic operation has been stable and maintained a relatively rapid growth. The annual GDP (Gross Domestic Product) in China increased by 6.1%. Affected by the macroeconomic downturn, the growth of the global civil aviation  industry has slowed down. In 2019, the total passenger traffic volume of the global airline industry  only  increased by 4.2% year-on-year. The growth of China’s civil aviation industry has also slowed down, with the total passenger traffic volume for the Year increased by 7.9% year-on-year, yet still higher than the global average.

The Group adheres to maintaining a highly responsible attitude towards the safety of its passengers and employees. Based on the prudent business philosophy and professional analysis and judgment, the Group always insists on prioritizing safe operation, maintains strategic stability in operations, persists in deepening reforms, and  focuses  on  fine  operations  to  strengthen  risk  management  and control, seizes development opportunities, and has achieved reasonable growth in results of operations.

In  2019,  the  Group  carried  130.297  million  passengers,  representing  a  year-on-year  increase  of 7.5%; under the IFRS, the  Group  achieved  operating  revenue  of  RMB120,986  million  in 2019, representing a year-on-year increase of 4.95% and achieved the net profit attributable to shareholders of the parent company of RMB3,192 million, representing a year-on-year increase of 18.31%; under PRC Accounting Standards, the Group achieved operating revenue of RMB120,860 million in 2019, representing a year-on-year increase of 5.16%, and achieved the net profit attributable to shareholders of the parent company of RMB3,195 million, representing a year-on-  year increase of 17.94%.

Safe Operation

The Group adheres to the civil aviation safety lifeline and  with  zero  tolerance  for  hidden safety hazards, and has maintained a stable safety situation throughout the  Year. In  terms of  risk management and control, the Group has scientifically analyzed and properly handled the safety hazards of the flight model 737 MAX 8, which resulted in suspending the commercial operation of such model. Also, the Group has studied the risks of new aircraft and new routes    in advance and speeded up the verification and flight testing on new air navigation technologies   to continuously strengthen the foundation for safe development. In terms of mechanism establishment, the Group has improved the relevant rules and regulations and implementation rules of its  safe production responsibility system to  further consolidate safe responsibilities. The Group has also provided training and revised its operation manual regarding CCAR121-R5 (Rules of Qualification Review for Large Aircraft Carriers in  Public Aviation Transport, the  fifth revision). In terms of system construction, the Group has built a ground-to-air supporting platform which has provided professional support for more than 100 flights, established an engine functionality management platform and promoted air defense safety informationalization construction. In terms of safety supervision, the Group has actively carried out drills on safe production emergency plans, and strengthened safety supervision in areas including flight, air defense, maintenance, and network information.

In 2019, the Group’s fleet  had  2,394,000  safe  flying  hours  in  total,  which  have  increased by 8.5% compared to the same period last year. The Group’s fleet had 988,000 take-off and landing flights, which have increased by 7.0% compared to the same period last year.

20

Hub Network

The Group has continued to strengthen its  hub  network strategy, coordinated the  planning of  the two core hubs of Beijing and Shanghai, and successfully opened a  new  era  of  operation  and development of “two cities, four airports and dual core hubs”Note 1 in Beijing and Shanghai. Based on the strategy of the integrated development of  Beijing-Tianjin-Hebei  region,  the  Group has completed the construction of CEA Base in  Beijing Daxing International Airport  with high quality, and the base has been put into operation, making the Group the first base airline to obtain the final acceptance of the construction. China United Airlines Co., Ltd.  (“China United Airlines”), a low-cost airline under the Group, has been relocated from Beijing Nanyuan Airport to Beijing Daxing International Airport, as the first airline to officially operate   in Beijing Daxing International Airport. The Beijing-Shanghai express (Shanghai Hongqiao- Beijing Capital), in which the Group heavily invested is still in operation in Beijing Capital International Airport. Based on the national strategy of “Yangtze River Delta Integration”, the Group has continued to strengthen its construction on the core hub in Shanghai, actively strived for operational resources, served the transformation of Shanghai into the city of “five centres” and coordinated the development of the regional economy. Along with the official operation of the satellite terminal S1 of Shanghai Pudong International Airport (the “Satellite Terminal S1  of Pudong”), transit connection efficiency has been significantly increased, resulting in a great improvement in travel experience of passengers. Also, with the optimization in the network layout of the Shanghai Hongqiao International Airport covering major domestic business cities, the Group has improved the operational quality of its business express routes and quasi express routes. With the synergy of the two core hubs of Beijing and Shanghai, the Group will establish     a new layout of the global route network in an invincible trend.

The Group has focused on the core hubs of Beijing and Shanghai, and the regional hubs such    as Xi’an and Kunming to continuously optimize its route network layout and flight capacity allocation to strengthen the Group’s market share and influence. In 2019, the Group’s market shares in  hubs such as  Shanghai, Beijing, Kunming and  Xi’an were 40.6%, 18.3%, 37.2%   and 29.4%, respectively. Through the scientific  matching  of  routes  and  flight  capacity  and the optimization of transit connection procedures, the effect of hub network has gradually appeared. OD (Origin and Destination) yield of the three hubs, namely Shanghai Pudong, Xi’an and Kunming, significantly increased by 11.6%, 34.4% and 9.9%, respectively. The transit passengers of the three hubs, namely Shanghai Pudong, Kunming, and Xi’an amounted to 3,488,000 passengers, 1,658,000 passengers and 580,000 passengers, respectively, representing a year-on-year increase of 11.1%, 3.0% and 7.8%, respectively. In addition, the Group has actively seized the opportunity of the construction of new airports in Qingdao and Chengdu by deploying production facilities in advance and planning the  route network in  advance in  order to broaden the Group’s development space in the Qingdao and Chengdu markets.

1 “Two cities” refers to Beijing and Shanghai, the two core hub cities and “four airports” refers to Beijing Daxing International Airport, Beijing Capital International Airport, Shanghai Pudong International Airport and Shanghai Hongqiao International Airport.

21

As at the end of 2019, with the route network connection within SkyTeam Airline Alliance members, the route network of the Group reached 1,150 destinations in 175 countries. The Group has operated 137 Belt and Road routes in total in 65 countries along the Belt and Road, covering 40 cities in 18 countries.

Fine Operations and Lean Management

The Group has strengthened its fine operations, focused on the improvement of customer experience, and taken the flight punctuality rate as the standard for unified allocation and management of operating resources to improve the quality of flight operations. The Group has improved its flight punctuality management system construction and institutional construction, promoted its service system construction, realized visualized tracking of flight operation and rapidly handled unpunctual flight to drive a comprehensive improvement of the level of the digital management of flight operations. In 2019, the flight punctuality rate of the Group was 81.84%, representing a year-on-year increase of 1.65 percentage points, which is higher than  the civil aviation industry average.

Through lean management, the Group has continuously reduced its unit operating costs and improved the operating efficiency, and reduced fuel costs in the various aspects such as the introduction of new models, design of route, flight operations, take-off, landing and taxiing, aircraft maintenance and training and incentives. ATK (available tonne – kilometres) fuel consumption in 2019 decreased by 4.4% year-on-year, and  the  estimated cumulative reduction in the volume of refueling was 195,500 tonnes. The Group’s daily utilization rate of passenger aircraft was 9.55 hours per aircraft, representing a year-on-year increase of 0.12 hour  per aircraft. Through the strengthening in fine management and control of increasing revenues and reducing expenditures and exercising due prudence in spending, and strictly managing and controlling major expenditures, the growth in operating costs of the Group in 2019 was lower than that in flight capacity and revenue.

Product Marketing and Customer Management

The Group has achieved steady growth in passenger revenue by actively expanding auxiliary products, optimizing sales channels, and developing and maintaining customer resources.

Designing and launching various auxiliary and non-aviation products. The Group has actively established its branded fare products series, completed the branded fare products launching campaign in 63 direct routes in Southeast Asia, Hong Kong and Macao, expanded auxiliary products such as upgrades, preferred seats and excess baggages, newly added prepaid baggage products in its official website, customized and increased the release of personalized overnight transit products and pre-sale route products, enriched CEA member point redemption products and optimized points payment function. The revenue from auxiliary products such as upgrades and preferred seats has presented a rapid growth trend, with a year-on-year increase of 44.5%  and 35.0%, respectively.

Optimizing and broadening sales channels. Through the in-depth customer travelling behaviour analysis and the optimization of sales policies, the Group  has  strengthened  the  synergy  of sales policies across all channels. The Company has made available the sales of auxiliary products such as preferred seats available on its official website and main OTA (Online Travel Agency) channels. Moreover, the Group has promoted various points marketing campaigns by combining point sales with diversified travel products and services.

22

Actively developing and maintaining customer resources of the Group. The Group has strengthened the construction of professional service teams for corporate clients, the sales revenue from the clients of the Group has increased by 14.3% year-on-year. The Group has intensified the cooperation with channels such as TMC (Travel Management Companies), and the number of the third-party clients of the Group has increased by 38.7% year-on-year. The Group has actively maintained and developed frequent flyer members. As at the end  of  2019, the number of frequent flyer members of the Company’s “Eastern Miles” has reached 42,680 thousand, representing a year-on-year increase of 7.7%.

In 2019, the Group’s passenger transportation capacity was 270,254 million seat-kilometres, representing a year-on-year increase of 10.38%. The passenger revenue of the Group amounted to RMB110,416 million, representing a year-on-year increase of 5.85%.

Passenger Services and Brand Building

The Group does “addition” to services. The  Group is  step by  step providing all-round service  of “100% boarding bridge usage, 100% connection, 100% automatic baggage sorting, 60  minutes for MCT” in the Beijing Daxing International Airport and the Satellite Terminal S1 of Pudong. The Group has launched China’s first Aviation Sign Language applicationNote 2 at the CEA Special Care Service Counter at Shanghai Hongqiao International Airport and Shanghai Pudong International Airport to provide a convenient service experience for hearing-impaired passengers. Platinum card mobile self-upgrades support has been available on 161 domestic websites.

The Group does “subtraction” to services. The Group is the first airline to apply passive permanent electronic baggage tag which has significantly lowered the error rate of abnormal luggage transport, with a year-on-year decrease of 12.1% in the rate of complaints from all channels. The Group has optimized service standards for high-end members and passengers,     as well as on-board catering standards. The Group has advocated safe and quiet cabin services, reduced waste of resources, revised flight punctuality management measures to reduce flight delays caused by its own reasons.

The Group does “multiplication” to its brand. The Group provided full support to the second China International Import Expo, successfully accomplished the transportation service task for the second “Belt and Road” Summit Forum. The Group’s “Lingyan” brand was re-awarded     the certification of “Shanghai Brand”Note 3. The Group was recognized as one of  the  “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), a global brand communication group, for eight consecutive years, awarded as the “Best China Airline” in the “TTG China Travel Awards” for the fifth consecutive year, recognized as  the  “Model Brand”  in the Grand Ceremony of China Brands 2019, recognized as one of the “Top 20 Chinese Enterprise Global Image”, awarded as one of the “World’s 500  Most Valuable Brands” by  Brand Finance, a British brand appraisal organization and recognized as one of  the  2019  BrandZ “Top 100 Most Valuable Chinese Brands of 2019”.

2

Hearing-impaired passengers can use the sign language simultaneous translation application in front of the CEA Special Care Service Counter at the Shanghai Pudong International Airport and Shanghai Hongqiao International Airport. By clicking the “One-click video sign language translation” button, they can quickly be connected to the professional translation team in backstage to get online real-time sign language translation.

3

The “Shanghai Brand” certification is a brand standard system independently developed by Shanghai relevant authority in accordance with the principles of “market orientating, corporate entities, and international mutual recognition” and based on the local standards of the “General Requirements for Shanghai Brand Evaluation”.

23

“TTG China Travel Awards” for the fifth consecutive year, recognized as  the  “Model Brand”  in the Grand Ceremony of China Brands 2019, recognized as one of the “Top 20 Chinese Enterprise Global Image”, awarded as one of the “World’s 500  Most Valuable Brands” by  Brand Finance, a British brand appraisal organization and recognized as one of  the  2019  BrandZ “Top 100 Most Valuable Chinese Brands of 2019”.

In  January 2020, the  Company launched a  new  membership system for  the  “Eastern Miles”  to change the frequent flyer points accumulation system from mileage based to income based, introduced “CEA Wallet”, a combination payment of “points + cash” to integrate frequent flyer’s accounts, CEA points and bank account binding, which allows its passengers to pay for the purchase of products from the Company and other suppliers, increasing the scenarios for  CEA points consumption and enhancing the value of CEA points.

External Partnerships and Strategic Synergy

The Group has intensified its comprehensive cooperation with strategic partners and core partners to improve the capacity of international routes and enhance the quality of cooperation.

For the core markets of Shanghai and Beijing, leveraging on the operation of the Satellite Terminal S1 of Pudong and Beijing Daxing International Airport, the Group worked with SkyTeam Airline Alliance members and other important partners to carry out the plan for route network optimization connection, as well as the development of ground service procedure and standards, explore ground operating cooperation opportunities, design passenger travel plan portfolio products and continue to expand the code-sharing scope. As at the end of 2019, the Group’s code-sharing covers 347 flight route destinations, 1,007 routes and 4,617 flights.

For the North American market, with the cooperation with Delta Air Lines, Inc. in the Satellite Terminal S1  of  Pudong, the  Group implemented operation in  the  same terminal with Delta Air Lines, Inc., and both the Group and  Delta  Air  Lines,  Inc.  have  increased  in  revenue  from cooperation, including mutual sales revenue and revenue from SPA (special allocation agreements), representing a year-on-year increase of approximately 17%.

For the European market, the Group has expanded joint operation routes with Air France KLM by adding new routes from Kunming and Wuhan to Paris, and intensified the cooperation in the aspects such as transfer mode of through check-in, corporate clients and joint sales. Each of the Group, Air France, KLM and Virgin Atlantic Airways has optimized transit connections and service procedure at their respective hub airports by the joint cooperation in operating China- Europe routes for strengths and resources sharing. The Group has newly-shared code with Air Europa Spain.

For the Australian market, the in-depth cooperation with Qantas Airways Ltd in the areas of code-sharing, allocation of flight capacity, joint marketing, resources sharing and personnel exchange has driven the growth in mutual sales revenue from cooperation.

For the Asia Pacific market, the Group has  promoted  the  anti-monopoly  approval  for  the  joint cooperation with Japan  Airlines  Co.,  Ltd  and  deepened  the  cooperation  in  the  areas  of route network and flight capacity sharing with Japan Airlines Co., Ltd to strengthen the  market position of the Group in Japanese routes. The  Group has  expanded mutual sales and  SPA cooperation, as well as code-sharing scope with Juneyao Airlines Co., Ltd (“Juneyao Airlines”).

24

Reform and Development

The Group attaches importance to reforms and actively promotes system and mechanism reform and the development of low-cost airline business, continuously enhances the role of reform and transformation in improving production and operation.

In relation to shareholding reforms, the Company and China Eastern Air Holding Company Limited (“CEA Holding”) have successfully completed the cross-shareholding among Juneyao Airlines and Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”). As the result of the cross-shareholding, Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”), a wholly-owned subsidiary of CEA Holding, holds 15% of shares of Juneyao Airlines, and Juneyao Airlines and JuneYao Group hold approximately 10% of  shares of the Company in aggregate. The Company and Juneyao Airlines have appointed directors    into each other’s board of directors and special committee, building a comprehensive strategic partnership of “shareholding + business” in the benefits for further in-depth cooperation,  synergy enhancement, sharing of strengths and integrated development between the two companies to better develop Shanghai aviation hub and serve the transformation of Shanghai  into the city of “five centres”.

In relation to system, mechanism and institutional reforms, the Group has continuously strengthened the systematization and connection of mechanism and institutional reforms to ensure safe operation, satisfy customer demands and create better operational efficiency. The Group has promoted the reforms in integration of marketing services and operational services to enhance business integration and resources allocation capabilities. The Group has improved the value creation based assessment mechanism. China United Airlines, a wholly-owned subsidiary of the Group, was recognized as a pilot enterprise of National Mixed-Ownership Reform.  Eastern Business Airlines Service Co., Ltd., another wholly-owned subsidiary of the Group, has been changed to a “One Two Three” airline and operated domestically produced ARJ21 aircraft   to meet the customer demands of regional markets, further enriching the  operating brand series of CEA.

Corporate governance and social responsibility

The Group operates in an accountable and sustainable manner through actively engaging in social, economic and environmental responsibilities, boosting its own sustainable development and facilitating a more solid cooperation relationship with stakeholders.

The Company focuses on improving its corporate governance in strict compliance  with  domestic and overseas listing rules and the requirements of laws and regulations. The Company has revised its major regulations such as the articles of association, rules for procedures for general meetings and rules for meetings of the supervisory committee, in order to enhance the development of the decision-making system of the Board and fully utilize the  power of  the  Party leadership, integrating the Party’s leadership into corporate governance. Such measures provide a solid political guarantee for the Company’s production and operation, and reform and development.

25

The Group focuses on pollution prevention and control by facilitating the application of new technologies for energy conservation and emission reduction, speeding up the “diesel-to- electric” (replacement of diesel vehicle by electric vehicle) project in airports, promoting the replacement of Auxiliary Power Unit (APU) on aircraft and optimizing route design and flight operation. It is estimated that approximately 0.61 million tons of carbon emissions has been reduced throughout the year.

Focusing on the development objective of “Establishing a World-Class and Happy CEA”, the Group has continuously promoted the construction of corporate culture by encouraging mutual development and sharing between the corporate and employees as well as solving practical problems of employees to show care and concern towards its employees.

In 2019, through poverty alleviation projects, routes and flights as well as assignment of excellent young cadres to poor villages, the Group conducted poverty alleviation work through multiple aspects, such as capital,  transportation,  education,  medical,  industrial  and  talent.  The poverty alleviation works are highly effective as reflected by the advance completion of targeted poverty elimination project in Cangyuan County and Shuangjiang County in Yunnan.

Internal Risk Control and Establishment of Rule of Law

Focusing on the main business of aviation, the Group prevented major risks.  The  Group  attaches importance to comprehensive risk management and intensified the construction of internal risk control system by  conducting special audits on  key  business areas. The  Group  has strengthened the management of capital assets and prevented major risks such as capital recovery, overseas operations and financial market volatility. The Group has prevented network security risks and created closed loop for information security. The  security  monitoring  covered core system applications such  as  marketing,  services,  operations  and  maintenance. To strengthen protection for various types of data and information, the Group has set up the passenger information protection committee and established a sound passenger information protection team.

The Group has steadily promoted the construction of a “Rule of Law CEA” to provide legal protection and strong support for the its production and operation as well as deepening the implementation  of  in-depth  reforms  on  various  tasks.  The  Group  continued  to  intensify  the construction of a rule of law system, enhanced the awareness of the rule of law and consolidated the monitoring of legal affairs. The Group has strengthened prevention of legal risks, intensified management of legal compliance, and supported and protected the corporate reform and development by working on the rule  of  law.  The  Group  has  strengthened  the  team building of the rule of law working team, reinforced the construction of the legal affairs institution and launched rule of law promotion, education and business training.

26

Operating Revenues

In 2019, the Group’s passenger revenue amounted to RMB110,416 million, representing an increase  of 5.85% from the same period last year, and accounted for 96.65% of the Group’s traffic revenue. The passenger traffic volume was 221,799.11 million passenger-kilometres,  representing  an  increase of 10.07% from last year.

The passenger revenue of domestic routes amounted to RMB72,764 million,  representing  an increase of 6.04% from last year, and accounted for 65.90% of the passenger revenue.  The  passenger traffic volume was 142,921.41 million passenger-kilometres, representing an increase of 10.87% from last year.

The  passenger  revenue  of  international  routes  amounted  to  RMB33,966  million,  representing an increase of 6.58% from last year, and accounted for 30.76% of the passenger revenue. The passenger traffic volume was 73,811.75 million passenger-kilometres, representing an increase of 9.69% from last year.

The passenger revenue of regional routes amounted to RMB3,686 million, representing a  decrease  of 3.53% from last year, and accounted for 3.34% of the passenger revenue. The passenger traffic volume was 5,045.95 million passenger-kilometres, representing a decrease of  4.60%  from last year.

In 2019, the Group’s cargo and mail traffic revenues amounted to  RMB3,826 million, representing an increase of 5.49% from last year, and accounted for 3.35% of the Group’s traffic revenue. The cargo and mail traffic volume was 2,971.40 million tonne-kilometres, representing an increase of 14.80% from last year.

In 2019, the Group’s other revenue amounted to RMB6,744 million, representing a decrease of 8.14% from last year.

Operating Expenses

In 2019, the Group’s total operating expenses was RMB118,107 million, representing an increase of 4.93% from last year. Under the influence of further expansion of the Group’s operational scale and  the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as aircraft take-off and landing costs, catering, depreciation and amortisation increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

In 2019, under the influence of further expansion of the Group’s operational scale and the growth in the passenger traffic volume and the number of passengers carried, the Group’s major costs such as aircraft fuel cost, remuneration and take-off and landing charges increased from last year.

Aircraft fuel costs  accounted  for  the  most  substantial  part  of  the  Group’s  operating  expenses. In 2019, the Group’s total  aircraft  fuel  cost  was  RMB34,191  million,  representing  an  increase of 1.52% from last year, and was mainly due to an increase in the Group’s volume of refueling of 6.80% from last year, leading to an increase in aircraft fuel costs by RMB2,289 million. The average price of fuel decreased by 4.94% from last year, with the aircraft fuel costs decreased by RMB1,778 million.

27

In 2019, the Group’s take-off and landing charges amounted to RMB16,457 million, representing an increase of 10.35% from last year, and its catering supply expenses amounted to RMB3,667 million, representing an increase of 8.39% from last year, and was primarily due to the expansion of the Group’s operational scale and the growth in the number of take-off and landing flight and passenger transportation volume.

In 2019, the Group’s depreciation and amortisation amounted to  RMB22,080 million, representing an increase of 44.19% from last year, and was primarily due to the effect arising from the adoption   of IFRS 16 Leases.

In 2019, the  Group’s wages, salaries and  benefits amounted to  RMB24,152 million, representing  an increase of 9.12% from last year, and was primarily due to relevant increase in the remuneration  as the result of the expansion of the Group’s operational scale, the appropriately increase in the number of operation support staff and the growth in the flight hours.

In 2019, the Group’s selling and marketing expenses amounted to  RMB4,134 million, representing an increase of 8.59% from last year, and was primarily due to the increase in the Group’s business volume followed by an increase in sales expenses.

In 2019, the Group’s ground service and other expenses amounted to RMB2,476 million, representing a decrease of 12.97% from last year, and was primarily due the disposal of 65% of equity interests of Shanghai Airlines Tours, International (Group) Co., Limited, a subsidiary of the Group, resulting in the decrease in other business expenses accordingly.

In 2019, the Group’s indirect operating expenses amounted to RMB5,113 million, remaining the same as last year.

Other operating income and gains

In 2019, the Group’s other operating income amounted to RMB7,202 million, representing an increase of 9.25% from last year, and was primarily due to the increase in the revenue of co- operation routes.

Finance Income/Costs

In 2019, the Group’s finance income was RMB96 million, representing a decrease of 12.73% from the same period last year. Finance costs amounted to RMB6,160 million, representing an increase   of 6.81% from the same period last year, and was primarily due to the adoption of IFRS 16 Leases   by the Group since 1 January 2019, resulting in the increase in interest expenses relating to lease liabilities, and meanwhile, exchange losses in 2019 decreased by RMB1,050 million as compared to 2018.

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Profit

Net profit attributable to equity holders of the Company in 2019 was RMB3,192 million,  representing an increase of 18.31% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.21.

Liquidity and Capital Structure

As  at  31  December  2019,  the  Group  had  total  assets  of  RMB285,185  million,  representing   an increase of 19.32% from 31 December 2018. Its debt ratio was 74.53%, representing a 0.3 percentage point increase from 31 December 2018.

In particular, the Group’s total current assets amounted to RMB19,743 million,  accounted  for  6.92% of the total assets and represented an increase of 23.92% from 31 December 2018. The Group’s non-current assets amounted to RMB265,442 million, accounted for 93.08% of the total assets and represented an increase of 18.99% from 31 December 2018.

As at 31 December 2019, the Group had total liabilities of RMB212,539 million, comprising current liabilities of RMB78,363 million which accounted for 36.87% of total liabilities, and non-current liabilities of RMB134,176 million which accounted for 63.13% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short- term debentures, long-term bank borrowings due within one year, bonds payable due  within one  year and lease liabilities due within one year) amounted to RMB40,818 million, representing an increase of 5.67% from 31 December 2018.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB121,329 million, representing an increase of 29.14% from 31 December 2018.

As at 31 December 2019, the breakdown of the Group’s interest-bearing obligations by currencies is  as follows:

			RMB equivalent		Unit: RMB million
	2019		2018
Currency	Amount	Percentage (%)	Amount	Percentage (%)	Movement (%)
USD	46,542	28.70	28,515	21.51	63.22
RMB	103,822	64.03	92,497	69.77	12.24
Others	11,783	7.27	11,567	8.72	1.87
Total	162,147	100	132,579	100	22.30

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As at 31  December 2019, the  Group’s interest-bearing liabilities included long-term and  short- term bank borrowings, bonds payable and super short-term debentures equivalent to RMB51,872 million, representing a decrease of 5.95% from RMB55,152 million as at 31 December 2018. The breakdown by currencies is as follows:

		RMB equivalent	Unit: RMB million
Currency	2019	2018	Movement (%)
USD	870	3,139	-72.28
SGD	2,587	2,503	3.36
EUR	3,073	3,566	-13.83
KRW	1,810	1,072	68.84
RMB	40,327	41,778	-3.47
JPY	3,205	3,094	3.59
Total	51,872	55,152	-5.95

As at 31 December 2019, the Group’s interest-bearing liabilities included lease liabilities equivalent   to RMB110,275 million, representing an increase of 42.42% from RMB77,427 million as at 31 December 2018. The Group’s lease liabilities were mostly based on floating rate. The breakdown by currencies is as follows:

		RMB equivalent	Unit: RMB millio
Currency	2019	2018	Movement (%)
USD	45,672	25,376	79.98
SGD	392	514	-23.74
JPY	183	226	-19.03
HKD	486	592	-17.91
RMB	63,496	50,719	25.19
Others	46	-	100.00
Total	110,275	77,427	42.42

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 31 December 2019 and 31 December 2018 were equivalent to RMB162,147 million and RMB132,579 million, respectively, of which short-term liabilities accounted for 25.17% and 29.14%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

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The Group’s interest-bearing liabilities  were  primarily  denominated  in  USD  and  RMB.  As  at  31  December 2019 and  31  December 2018, the  Group’s interest-bearing liabilities denominated    in USD accounted for 28.70% and 21.51% of total liabilities, respectively, while liabilities denominated in RMB accounted for 64.03% and 69.77% of total interest-bearing liabilities, respectively. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2018, the outstanding foreign currency interest rate swap contracts held by the Group amounted to a notional principal amount of approximately USD1,102 million, of which USD888 million as at 31 December 2019 will expire within five years.

Exchange Rate Fluctuation

As at 31 December 2019, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB58,325 million, of which USD liabilities accounted for 79.80% of       the liabilities. Therefore, a  significant  fluctuation  in  the  exchange  rates  will  subject  the  Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for  capital expenditures paid in foreign currencies. As at 31 December 2018, the outstanding foreign currency hedging contracts held by the Group amounted to a notional principal amount of USD655 million, of which USD776 million as at 31 December 2019 will expire within one year.

In 2018, the Group’s net exchange loss amounted to RMB2,040 million. In 2019, the Group’s net exchange loss amounted to RMB990 million, representing a decrease of 51.47% from last year.

Pledges on Assets and Contingent Liabilities

As at 31 December 2018, the value of the Group’s assets used to secure certain bank loans was RMB11,752 million. As at 31 December 2019, the value of the  Group’s assets used to  secure certain bank loans was RMB10,819 million, representing a year-on-year decrease of 7.94%.

As at 31 December 2019, the Group had no significant contingent liabilities.

Capital Expenditure

According to the  agreements that have been entered into in  relation to  aircraft and  engines, as  at  31 December 2019, the  Group expected its  future capital expenditures on  aircraft and  engines to  be approximately RMB47,822 million in total, including the expected capital expenditure in 2020 being approximately RMB18,388 million.

In 2020, the Group plans to finance through a combination of income from operations, existing   bank credit facilities, bank loans, leasing arrangements and other external financing arrangements in order to ensure smooth operation of the Group.

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Human Resources

As at 31 December 2019, the Group has 81,136 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

RISK ANALYSIS

1.	Macro-economic Risk

The aviation transportation industry is closely related to the macro-economic environment. The civil aviation transportation industry is more sensitive to the macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Group is relatively large and the international marco- economic situation will significantly affect the demand for the Group’s passenger and cargo services. If there is a decline in domestic and international macro-economic climate or a further intensification of strained trade relations, the Group’s results on operations and financial condition may be adversely affected.

The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the national strategies of the integrated development of Beijing-Tianjin-Hebei region and Yangtze River Delta region and “Belt and Road Initiative”, the operation of Beijing Daxing International Airport and the opening of the Satellite Terminal S1 of Pudong to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2.	Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the civil aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.

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3.	Flight Safety Risk

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group.

The Group regularly convened flight safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for flight safety management. Through the strengthening of safety responsibilities and the establishment of work style, and the commencement of effective evaluation on safety management system, the Group established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Group’s continuous safe operations.

4.	Terrorist Attack Risk

International and national terrorist attacks targeting aircraft and airports not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place as their starting point, transfer correspondence and destination.

The Group established a sound aviation security regulations standard system to enhance the Group’s practical ability of aviation anti-terrorism, anti-hijacking, anti-aircraft bombing, attack prevention and destruction prevention. The Group enhanced aviation security team’s service quality, which would in turn improve their responsiveness in handling emergencies. The initiation of establishment of the aviation security information system enhanced the quality of aviation security informationalization.

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5.	Core Resources Risk

The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserve of the Group is not sufficient to match with the rapid expansion of the Group’s operational scale, the business and operation of the Group may be adversely affected.

The Group promoted the building of corporate culture of “Love at CEA” and further improved its incentive scheme for core technical staff. The Group proactively developed a core back- up workforce through providing training programs to a pool of multitier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, and proactively participating in the market competition for time slot resources.

6.	Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainties to the Group’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between the use of railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and internet-based, certain routes of the Group will experience greater competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets to steadily increase the aircraft utilization rate and market share in the key markets, so as to consolidate and expand market share in the four major hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines, Inc. and Air France KLM, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas Airways Limited to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the four major hubs and core and key markets, refined its route network, reinforced complete access to the network and the sale of international interline transit products, provided quiet, reassuring and comfortable cabin services, optimized on-board catering standards, actively developed and maintained the Group’s customers and frequent flyer groups to take advantages from aviation service brands. Also, the Group focused on the flight punctuality rate to improve fine operations, in order to capitalize on the speed advantage of aviation transportation.

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7.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge and accordingly, the Group’s results of operations.

In 2019, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,710 million.

In 2019, the Group optimized its flight capacity allocation and the production structure, strengthened its marketing efforts to actively boost the level of its passenger load factor and unit revenue. In order to hedge the risk of jet fuel price fluctuation, the Board authorized the Company to make a prudent decision on whether and how to conduct aviation fuel hedging activities. The Company has designated a special working group to closely track and analyze the trend of oil prices. As the end of 2019, the Company has not conducted aviation fuel hedging activities.

8.	Exchange Rate Fluctuation Risk

As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of foreign exchange loss/gain, which will directly affect the Group’s profit for that period and result in greater impact on the Group’s operating results.

As at 31 December 2019, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on net profit		Effect on other comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-328	328	41	-41

In 2019, the Group expanded its financing channels by means of issuing super short-term debentures and acquiring RMB borrowings to bring in RMB financing, and proactively optimized the mix of currency denomination of the Group’s debts.

In the future, the Group will further reinforce its research and judgement on the foreign exchange market, expand the variety of its financing instruments such as RMB and improve the Group’s debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group’s operations.

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9.	Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 31 December 2019, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

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Unit: RMB million

	Effect on net profit		Effect on other comprehensive income
	Increase	Decrease	Increase	Decrease
Floating rate instruments	-98	98	12	-12

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will actively grasp the timing of issuance of super short-term debentures and corporate bonds to minimise RMB finance costs.

10.	Information Technology Safety Risk

The development of all businesses in the Group’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group and inadequate legal compliance training and education for internal staff, or if it experiences external network attacks, the Group’s business and operations may be affected or leakage of customers’ data may be resulted. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Constant upgrading of information systems will impose new challenges to the Group’s development.

In order to address the risks imposed by rapidly developing technologies, the Group has initiated information technology safety projects, appointed a “data protection officer” in response to the implementation of the EU GDPR regulations, adopted defense-in-depth and key protection strategies, worked with external authorities and strategically cooperated with well-known security vendors. The Group has upgraded its customer privacy terms of online channels, investigated risks on third-party platforms, and strengthened passenger information protection firewalls. The Group has promoted its work on the construction of the Xi’an data centre and disaster backup facility centre and the construction of a globalized basic assurance and service system.

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11.	Development and Transformation Risk

While the Group expands to new international markets, carries out external investments, mergers and acquisitions projects and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects or adjusted businesses may be unable to achieve expected goals.

The Group has been making improvements to the whole process of monitoring and management system of foreign investment and will enhance the research and substantiation of projects, strictly supervise various investment activities and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets.

12.	Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If the Group’s major suppliers, main sales channels operators and major customers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group has been focusing on the suppliers who are closely related to the Group’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the Group’s procurement department.

13.	Securities Market Fluctuations Risks

The Company’s share price is not only dependent on the Group’s current results and projection for future operations, but also on factors including policy environment, macro-economy, flow of market capital and investor sentiment etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will affect the Group’s capital operations and implementation of projects.

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The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened the communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage and gave timely response to the market.

14.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and the navigational or personnel restrictions imposed by the countries concerned arising from it, geopolitical and political instability around the globe and regional situation of the markets in which the Group’s main business operates may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increase in safety and insurance costs may adversely affect the business and operations of the Group.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE GROUP

During the Year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR 2020

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including forward-looking statements of international and domestic economies and the aviation industry, and descriptions of the  Group’s future operating  plans for 2020 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

In the beginning of 2020, the outbreak of the novel coronavirus pneumonia disease (“COVID-19”) has increased downward pressure on the global economy, and the global aviation is facing tremendous challenges. The travel restriction measures implemented by many countries  have  greatly reduced the travel demands  and  willingness  of  passengers.  The  capacity  of  global  airlines significantly decreased and some airlines have struggled to survive. As at the date of this announcement, the duration of COVID-19 all over the world remains greatly uncertain, which may increase and extend the impact on the recovery of travel demands. COVID-19 may catalyse new changes in the scale of the global air transport industry.

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The Group has quickly responded to the strike of COVID-19 and strived to prevent and combat COVID-19 in the country, community and the Group. While ensuring the health and safety of employees and passengers, the Group, at the same time, adopted prudent operation strategies by suspending or adjusting operation of certain flights in a timely manner, actively supported and responded to the policies and appeals from different levels of government, regulatory units, industry organizations and other external institutions, implemented strict cost control measures, optimized fleet management approaches, negotiated with suppliers and related parties, suspended introduction of planes, optimized payment methods, reduced or delayed investment plans, and speeded up financing processes to ensure stable operating cash flow. As of 25 March 2020, the Group has  carried out 154 special COVID-19 prevention charter flights and sent 15,937 medical personnel and 3,634.54 tons of emergency supplies for COVID-19 prevention. The Group has also sent medical experts and supplies of COVID-19 prevention to Italy, Czech Republic and other countries. CEA Holding, the controlling shareholder of the Company, has donated RMB10 million to the affected areas for COVID-19 prevention and control.

Similar to most of the airline companies in the industry, the impact and influence of COVID-19  posed significant uncertainty on the international and domestic business of the Group  and  the general impact on the operation and financial condition of the Group for the year  cannot  be  precisely predicted currently. The Group will treat the physical and mental health of employees and customers as first priority, and ensure the safe operation, as well as  closely monitor the  change in  the situation of COVID-19 so as to adjust according to the market demand to lower the negative impact of COVID-19. In 2020, the Group will focus on the following on the basis of continuous effort in safe operation, marketing, service enhancement, and strengthening of the Party building:

1.	Further optimization and strengthening of the measures for COVID-19 prevention and control to safeguard employees’ safety and customers’ benefits and to ensure safe and stable production operation during the outbreak of COVID-19.

2.	Close monitoring of the change in COVID-19 and market condition, strengthening of the research and analysis of market and scientific prejudgment, proactively preparing for the market demand and the resumption of flight operation in the post-COVID-19 period, enhancing the fine operation capacity, and refining and strictly implementing measures to increase revenue and reduce cost, in order to reduce operation costs.

3.	Capturing the external environment and the trend for industry development and formulate the 14th Five-Year Plan reasonably; continuous deepening of the reform of systems and mechanisms to promote key reform tasks.

4.	Commitment to sustainable development and proactive fulfillment of social and environment responsibilities; adherence to the concept of green development, strengthening in construction of system for energy management, environmental protection as well as energy conservation and emission reduction; winning the battle against poverty to consolidate the result of poverty alleviation and elimination.

5.	Strengthening of risk awareness with emphasis put on prevention and mitigation of significant risks, continuous optimization of the prevention mechanism and emergency drills for safety risks, financial risks, legal risk, internet safety risks and risk in outbreak of public health concern so as to enhance the capabilities in risk prevention.

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FLEET PLAN

Introduction and Retirement Plan of Aircraft for 2020 to 2022

						Units
Model	2020		2021		2022
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
B787 Series	5	-	-	-	-	-
A350 Series	4	-	7	-	2	-
A330 Series	-	-	-	-	-	-
A320 Series	34	1	-	6	-	5
ARJ Series	3	-	6	-	8	-
Total	46	1	13	6	10	5

Notes:

1.   As at the end of 2019, the Group originally planned to introduce 11 aircraft of 737 MAX 8, ten of which have not been delivered. The Group originally planned to introduce 34 and 12 aircraft of 737 MAX 8, respectively, and retire 12 and 8   aircraft of 737-800 or 737-700, respectively, in 2020 and 2021. The Group is currently negotiating with Boeing regarding        the time for resumption of operation and delivery of B737 MAX 8, which is still with greater uncertainty;

2.   According to confirmed orders, the Group planned to introduce 9 aircraft and retire 16 aircraft in 2023;

3.   The Group and its suppliers have proactively negotiated and adjusted the progress for the introduction of aircraft under the influence of COVID-19. The planning for the introduction and retirement of aircraft will be subject to timely adjustment     based on the changes in external environment and market conditions, and flight capacity allocation of the Group.

SHARES

As at 31 December 2019, the share structure of the Company is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)
I	A shares	11,202,731,426	68.39%
	1. Listed shares with trading moratorium	273,972,602	1.67%
		1,120,273,142	6.84%
	2. Listed shares without trading moratorium	9,808,485,682	59.88%
II	H Shares	5,176,777,777	31.61%
	1. Listed shares with trading moratorium	517,677,777	3.16%
	2. Listed shares without trading moratorium	4,659,100,000	28.44%
III	Total number of shares	16,379,509,203	100%

Note:

As at 31 December 2019, the total number of A shares of the Company amounted to 11,202,731,426 shares, among which, listed shares with trading moratorium amounted to 1,394,245,744 shares (among which, 273,972,602 shares were held by China Structural Reform Fund Corporation Limited; 1,120,273,142 shares were held by JuneYao Group, Juneyao Airlines, a non wholly-owned subsidiary of JuneYao Group, and Shanghai Jidaohang Enterprise Management Company Limited, a wholly- owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 9,808,485,682 shares. The total number of H shares of the Company amounted to 5,176,777,777 shares, among which, listed shares with trading moratorium amounted to 517,677,777 shares (which were held by Shanghai Juneyao Airline Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines), and listed shares without trading moratorium amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 16,379,509,203 shares.

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SIGNIFICANT EVENTS

1.	Dividends

On 31 March 2020, the Board approved the 2019 profit distribution plan in the second regular meeting in 2020, the Company proposed cash dividend for 2019 of RMB0.050 per share (inclusive of tax), totaling RMB0.819 billion based on 16,379,509,203 shares of the total capital of the Company. The dividend will be paid to A shareholders in RMB and H shareholders in HKD in equivalent. The Company will pay its shareholders the cash dividend within two months from the date of 2019 annual general meeting.

The retained profits of the Company will be mainly used to supplement the Company’s daily working capital and repayment of debts, which would help the Company to improve its debt structure and to safeguard the normal business operation of the Company.

The independent non-executive directors of the Company are of the view that the 2019 profit distribution proposal of the Company has comprehensively considered the return of shareholders of the Company, and the Company’s profitability and the funding requirements for future development. When the Board considered this matter, the reviewing process was legal and effective, and the aforesaid profit distribution proposal is in line with the objective situation of the Company. The 2019 profit distribution proposal of the Company is in the interests of the Company and its shareholders as a whole, and is in line with the PRC Company Law, the PRC Securities Law, relevant laws and regulations of China Securities Regulatory Commission and Shanghai Stock Exchange and the relevant provisions of the articles of association of the Company. The 2019 profit distribution proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2019 profit distribution proposal to the 2019 annual general meeting of the Company for consideration.

The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2019 annual general meeting of the Company.

2.	Purchase, Sale or Redemption of Securities

During the financial year of 2019, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities” has the meaning ascribed thereto under Section 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)).

3.	Material Litigation

As at 31 December 2019, the Group was not involved in any material litigation, arbitration or claim.

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4.	Corporate Governance

The terms of the eighth session of the Board and the eighth session of the supervisory committee of the Company expired on 30 June 2019. Given that the nomination of candidates for the directors of the ninth session of the Board and the supervisors of the ninth session of the supervisory committee of the Company were not completed at that time, the re-election of the Board and the supervisory committee of the Company was postponed accordingly. The 2019 first extraordinary general meeting held on 31 December 2019 considered and approved the appointment of directors for the ninth session of the Board and supervisors for the ninth session of the supervisory committee of the Company. For details on the postponing of the re-election of the eighth session of the Board and the eighth session of the supervisory committee of the Company, and the directors of the ninth session of the Board and the supervisors of the ninth session of the supervisory committee of the Company, please refer to the announcements of the Company published on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 1 July and 31 December 2019 respectively.

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that saved as disclosed above, the Group’s corporate governance practices as at the year ended 31 December 2019 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 of the Listing Rules (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the articles of association, rules for the meetings of the supervisory committee, rules for procedures for general meetings, and the detailed working rules for the special committees of the Board, etc., to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 31 December 2019, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company. Having made specific enquiries to all the directors of the Company, it is the Company’s understanding that the directors of the Company have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

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5.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the year ended 31 December 2019 prepared in accordance with IFRSs.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

6.	Changes in Personnel

Appointment

Name	Date of appointment	Reason for Change	Position
Li Yangmin	15 March 2019	Appointed by the Board	President
	22 May 2019	Elected at the general meeting	Director
	22 May 2019	Appointed by the Board	Vice chairman
	22 May 2019	Appointed by the Board	Member and chairman of the Aviation Safety and Environment Committee of the Board
Tang Bing	22 May 2019	Elected at the generalnmeeting	Director
	22 May 2019	Appointed by the Board	Member and chairman of the Planning and Development Committee of the Board
Wang Junjin	31 December 2019	Elected at the general meeting	Director
	31 December 2019	Appointed by the Board	Member of the Planning and Development Committee of the Board
	31 December 2019	Appointed by the Board	Member of the Nomination and Remuneration Committee of the Board

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Name	Date of appointment	Reason for Change	Position
Lin Wanli	31 December 2019	Appointed by the Board	Member of the Audit and Risk Management Committee of the Board
Dong Xuebo	31 December 2019	Appointed by the Board	Member of the Nomination and Remuneration Committee of the Board
	31 December 2019	Elected at the general meeting	Independent non- executive director
	31 December 2019	Appointed by the Board	Member of the Planning and Development Committee of the Board
	31 December 2019	Appointed by the Board	Member of the Nomination and Remuneration Committee of the Board
Shao Ruiqing	31 December 2019	Appointed by the Board	Member of the Aviation Safety and Environment Committee of the Board
	31 December 2019	Appointed by the Board	Chairman of the Audit and Risk Management Committee of the Board
Fang Zhaoya	31 December 2019	Elected at the general meeting	Supervisor
Yuan Jun	31 December 2019	Appointed by the Board	Member of the Aviation Safety and Environment Committee of the Board
Cheng Guowei	15 January 2020	Appointed by the Board	Vice president

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Cessation

Name	Date of appointment	Reason for Change	Position
Ma Xulun	1 February 2019	Work relocation	Director, Vice chairman, President Chairman and member of the Planning and Development Committee of the Board Chairman and member of the Aviation Safety and Environment Committee of the Board
Guo Junxiu	15 February 2019	Work arrangement	Chief legal adviser
Tang Bing	15 March 2019	Change in work responsibilities of office	Vice president
Li Ruoshan	31 December 2019	Expiration of the term of office	Independent non- executive director Chairman and Member of the Audit and Risk Management Committee of the Board Member of the Aviation Safety and Environment Committee of the Board
Ma Weihua	31 December 2019	Expiration of the term of office	Independent non- executive director Member of the Nomination and Remuneration Committee of the Board
Li Jinde	31 December 2019	Expiration of the term of office	Supervisor
Tian Liuwen	2 December 2019	Statutory retirement	Deputy genera lmanager
Feng Liang	20 November 2019	Work commitments	Deputy genera lmanager

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Name	Date of appointment	Reason for Change	Position
Shao Ruiqing	31 December 2019	Work arrangement	Member of the Planning and Development Committee of the Board
Lin Wanli	31 December 2019	Work arrangement	Member of the Aviation Safety and Environment Committee of the Board
Yuan Jun	31 December 2019	Expiration of the term	Member of the Planning and Development Committee of the Board

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 1 February, 15 February, 15 March, 22 May, 20 November, 2 December and 31 December 2019, and 15 January 2020.

7.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of corporate Shareholders or company	Position(s) held	Date of appointment	Date of cessation
Li Yangmin	CEA Holding	Deputy general manager	August 2016	February 2019
		Director, general manager	February 2019
	Central State-owned Enterprises Industrial Investment Fund For Poor Area ( 中央企業貧困地區產業投資基金股份有限公司 )	Supervisor	April 2019	August 2019
	Juneyao Airlines Co., Ltd.	Director	November 2019

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Name	Name of corporate Shareholders or company	Position(s) held	Date of appointment	Date of cessation
Tang Bing	CEA Holding	Deputy general manager	December 2016	February 2019
		Director	February 2019
		Deputy secretary of party committee	March 2019
	Sichuan Airlines Corporation Limited	Vice chairman	August 2010	August 2019
	TravelSky Technology Limited	Non-executive director	August 2018	September 2019
	Eastern (Shantou) Economic Development Co., Ltd.	Chairman	February 2012	August 2019
	China United Airlines Co., Ltd.	Executive director	March 2014	August 2019
	Shanghai Eastern Airlines Investment Co., Limited	Chairman	January 2018	July 2019
	Air France-KLM	Director	October 2017	July 2019
Wang Junjin	Shanghai Junrui Enterprise Management Co., Ltd. ( 上海均蕤企業管理有限公司 )	Executive director	April 2019
Shao Ruiqing	Shanghai International Port (Group) Co., Ltd	Independent director	May 2019
	China Everbright Bank Company Limited	Independent director	August 2019
Cai Hongping	China Oceanwide Holdings Limited	Independent non-executive director	November 2014	October 2019
	China Minmetals Corporation	External director	December 2015	July 2019
	China National Machinery Industry Corporation	External director	December 2019
	Shanghai Pudong Development Bank Co., Ltd.	Independent director	December 2019
Dong Xuebo	China National Machinery Industry Corporation	External director	December 2019
Yuan Jun	Eastern Airlines Industry Investment Company Limited	Director	November 2016	January 2019
Fang Zhaoya	CEA Holding	Director of strategic development department	April 2019

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Name	Name of corporate Shareholders or company	Position(s) held	Date of appointment	Date of cessation
Xi Sheng	China Eastern Air Catering Investment Co., Limited	Chairman of the supervisory committee	March 2010	August 2019
	China Eastern Air Catering Investment Co., Limited	Chairman	November 2019
	TravelSky Technology Limited	Non-executive director	September 2019
	Eastern Aviation Import & Export Co., Ltd.	Chairman of the supervisory committee	March 2010	June 2019
	Shanghai Eastern Airlines Investment Co., Limited	Supervisor	March 2010	July 2019
	CES Finance Holding Co., Limited	Supervisor	April 2010	June 2019
	Eastern Airlines Industry Investment Company Limited	Chairman	November 2016	February 2019
	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	August 2017	April 2019
	China Air Express Co., Ltd.	Vice chairman	March 2018	July 2019
	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018	July 2019
	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2020
Gao Feng	CEA Holding	Vice chairman of labour union	April 2018	December 2019
		Member of party committee and deputy chief commander of the construction and operation command department of Beijing Daxing International Airport	November 2019
	Shanghai Airlines Co., Limited	Supervisor	January 2019

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Name	Name of corporate Shareholders or company	Position(s) held	Date of appointment	Date of cessation

Fang Zhaoya	China Eastern Air Catering Investment Co., Limited	Director	July 2019
	Eastern Aviation Import & Export Co., Ltd.	Director	June 2019
	Shanghai Eastern Airlines Investment Co., Limited	Director	July 2019
	CES Finance Holding Co., Limited	Director	May 2019
	CEA Development Co., Limited	Director	June 2019
	Eastern Airlines Industry Investment Company Limited	Director	June 2019
Wu Yongliang	China Eastern Air Catering Investment Co., Limited	Vice chairman	February 2012	December 2019
	Shanghai Airlines Tours International (Group) Co., Ltd.	Executive director	January 2013	May 2019
	Sichuan Airlines Corporation Limited	Vice chairman	August 2019
Feng Dehua	CEA Holding	Deputy head of disciplinary inspection group	September 2014	January 2019
		Deputy general manager, member of party committee	December 2019
	China Eastern Airlines Wuhan Limited	Chairman	April 2018	May 2019
	Eastern Airline Logistics Co., Limited	Chairman	February 2020
	China United Airlines Co., Ltd.	Executive director	August 2019	February 2020
Cheng Guowei	CEA Holding	Deputy general manager, member of party committee	December 2019
		Director of safety	February 2020
	China Eastern Airlines Technology Co., Limited	General manager	November 2018	November 2019
		Executive director, secretary of party committee	March 2020
	Shanghai Eastern Aircraft Maintenance Co., Ltd	Chairman	October 2019
	Shanghai Technologies Aerospace Co., Ltd.	Chairman	January 2020

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Name	Name of corporate Shareholders or company	Position(s) held	Date of appointment	Date of cessation

Jiang Jiang	China Eastern Airlines Wuhan Limited	Chairman	May 2019
Wang Jian	Eastern Airlines Industry Investment Company Limited	Director, general manager	November 2016	February 2019
		Chairman	February 2019
	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Director, general manager	July 2017	April 2019
	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	April 2019
	Air France-KLM	Director	July 2019
Li Ruoshan	Jiangsu Zhongnan Construction Group Co., Ltd.	Director	May 2015	May 2019
	Shanghai No. 1 Pharmacy Co., Ltd.	Independent director	June 2019
Ma Xulun	CEA Holding	Director, general manager, deputy secretary of party committee	December 2016	February 2019
Tian Liuwen	CEA Holding	Member of party committee	June 2014	November 2019
		Deputy general manager	December 2016	November 2019
	Eastern Airline Logistics Co., Limited	Chairman	December 2018	February 2020
	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2018	January 2020
Li Jinde	CEA Holding	Director of strategic development department	December 2017	April 2019
	China Eastern Air Catering Investment Co., Limited	Director	August 2018	July 2019
	CES International Financial Leasing Corporation Limited	Chairman	April 2019
	CES Finance Holding Co., Limited	Director	January 2018	May 2019
	CEA Development Co., Limited	Director	January 2018	May 2019
	Eastern Airlines Industry Investment Company Limited	Director	January 2018	May 2019
	Shanghai Eastern Airlines Investment Co., Limited	Director	January 2018	May 2019

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Name	Name of corporate Shareholders or company	Position(s) held	Date of appointment	Date of cessation

Feng Liang	Eastern Aviation Import & Export Co., Ltd.	Vice chairman	May 2010	December 2019
	Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd.	Chairman	January 2012	October 2019
	Shanghai Eastern Aircraft Maintenance Co., Ltd.	Chairman	January 2012	October 2019
	Shanghai Collins Aviation Maintenance Service Co., Ltd.	Chairman	January 2012	October 2019
	Shanghai Technologies Aerospace Co., Ltd.	Chairman	January 2012	January 2020
	Shanghai Hute Aviation Technology Co., Ltd.	Chairman	February 2012	October 2019
	Shanghai Boeing Aviation Refit Maintenance Engineering Co., Ltd.	Vice chairman	January 2012	October 2019
	Xi’an CEA SAFRAN Landing Systems Services Co., Ltd.	Chairman	July 2017	December 2019
	China Aircraft Services Limited	Director	March 2018	February 2020
	Eastern (Shantou) Economic Development Co., Ltd.	Chairman	August 2019
	China Eastern Airlines Technology Co., Ltd	Executive director	December 2014	March 2020
Gao Feng	CEA Holding	Vice chairman of labour union	April 2018	December 2019
	CEA Holding	Member of party committee and deputy chief commander of the construction and operation command department of Beijing Daxing International Airport	November 2019

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8.	2019 Annual General Meeting

The notice convening the 2019 annual general meeting, containing details of the time, date and location of the 2019 annual general meeting as well as the period and procedures of the closure of register of members, will be published and dispatched to shareholders of the Company in due course.

9.	Miscellaneous

The Company wishes to highlight the following information:

1.	On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution of the Board to 31 December 2019, guarantee in the total amount of up to RMB1 billion to four wholly-owned subsidiaries namely China United Airlines, Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd. and China Eastern Airlines Technology Co., Ltd., or their respective wholly-owned subsidiaries; and agreed that Shanghai Airlines Tours International (Group) Co., Ltd. shall provide guarantee in a total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., its wholly-owned subsidiary, the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 18 January 2019.

2.	On 21 February 2019, the Company novated the purchase rights of two B737-800 aircraft to CES International Financial Leasing Corporation Limited and leased the two aircraft under operating leases. On 12 April 2019, the Company novated the purchase rights of three B737-800 aircraft to CES International Financial Leasing Corporation Limited and leased the three aircraft under operating leases. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 21 February and 12 April 2019.

3.	On 14 June 2019, the CSRC approved the Company’s application for the non-public issuance of A shares; on 1 August, the CSRC approved the Company’s application for the non-public issuance of H shares; on 29 August, the Company completed the non-public issuance of H shares. On 3 September 2019, the Company successfully completed the non-public issuance of 1,394,245,744 A shares to JuneYao Airlines and JuneYao Group, its controlling shareholder, China Structural Reform Fund Corporation Limited, etc, introducing JuneYao Airlines and JuneYao Group, its controlling shareholder, as strategic investors. Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company, has also completed the work of the subscription of the non-public issuance of A shares of JuneYao Airlines. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 14 June, 1 August, 29 August and 3 September 2019.

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4.

On 20 August 2019, the Company completed the public-issued corporate bonds with an aggregate amount of RMB3 billion, coupon rate of 3.60% and bond term of five years to qualified investors. Such public-issued corporate bonds were listed on the Shanghai Stock Exchange on 28 August 2019. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 August, 19 August, 21 August and 27 August 2019.

5.

On 30 August 2019, the Board considered and approved the “resolution for the amendment of certain provisions of rules and regulations of the Company such as the articles of association” to amend the articles of association, rules for procedures for general meetings, detailed working rules for the Audit and Risk Management Committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the Planning and Development Committee and detailed working rules for the Aviation Safety and Environment Committee. On the same date, the supervisory committee of the Company considered and approved the “resolution for the amendment of certain provisions of rules for the meetings of the supervisory committee to amend the rules for the meetings of the supervisory committee of the Company. The aforementioned amendments to the articles of association, rules for procedures for general meetings and rules for the meetings of the supervisory committee were considered and approved at the 2019 first extraordinary general meeting of the Company held on 31 December 2019. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 30 August and 31 December 2019.

6.

On 30 August 2019, the Board considered and approved the “resolution in relation to the daily connected transactions for 2020-2022” to approve the continuing connected transactions, including financial services, import and export services, catering supply and related services, flight complementary services, property leasing and construction and management agency services, advertising agency services, aircraft finance lease services, aircraft and engines operating lease services, freight logistics support services, Air France- KLM aviation transportation cooperation and support services, and aviation information technology services, and the caps for the abovementioned transactions for 2020-2022 and the caps for bellyhold space contractual operation service for 2020-2022, between the Company and its connected parties. The aforementioned daily connected transactions were considered and approved at the 2019 first extraordinary general meeting of the Company held on 31 December 2019. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 30 August and 31 December 2019.

7.

On 12 December 2019, the Board considered and approved the “resolution regarding the nomination of candidates for directors of the ninth session of the Board” and the “resolution regarding the nomination of candidates for independent non-executive Directors of the ninth session of the Board” item by item, and the supervisory committee of the Company considered and approved the “resolution regarding the nomination of candidates for supervisors of the ninth session of the supervisory committee of the Company” item by item. The aforementioned resolutions were considered and approved at the 2019 first extraordinary general meeting of the Company held on 31 December 2019. On 31 December 2019, the “resolution regarding the election of Mr. Yuan Jun as the employee representative director of the ninth session of the Board” and the “resolution regarding the election of Mr. Gao Feng as the employee representative supervisor of the ninth session of the supervisory committee of the Company” were considered and approved at the sixth general meeting of the sixth session of the employee representatives of the Company. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 12 December and 31 December 2019.

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8.	On 31 December 2019, at the first ordinary meeting of the ninth session of the Board, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution of the Board to 31 December 2020, guarantee in the total amount of up to RMB1 billion to its three wholly-owned subsidiaries, namely China United Airlines, Shanghai Eastern Flight Training Co., Ltd. and China Eastern Airlines Technology Co., Ltd., or their respective wholly-owned subsidiaries. The period of guarantee shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 31 December 2019.

9.	Daily Operations Related Connected Transactions

The daily connected transactions of the Company were connected transactions taken place with CEA Holding, a holding subsidiary of CEA Holding and other related parties during the airline transportation operations of the Company. The connected transactions were conducted based on normal commercial terms and in the interests of the Company and all shareholders of the Company as a whole and were fair and reasonable so far as the shareholders of the Company.

The daily connected transactions of the Company in 2019 are as follows:

Transaction item	Actual amount incurred in 2019	Unit: RMB thousand Annual caps for connected transactions in 2019
Financial services (closing balance)
-balance of deposit	1,121,968	13,000,000
-balance of loans	-	13,000,000
Catering supply services	1,471,415	1,900,000
Flight complementary services	471,145	810,000
Import and export agency services	141,580	570,000
Property leasing services	40,315	90,000
Advertising agency by mandate services	29,036	85,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	752,822	1,155,000
Aircraft finance lease servicesNote 1	14,155,545	USD2,616 million
Aircraft operating lease servicesNote 2	346,874	or equivalent RMB 1,400,000
Aircraft operating lease servicesNote 3	1,781,138	8,000,000
Freight logistics support services (the Company provides services to Eastern Air Logistics Co., Limited (“Eastern Logistics”))	134,513	470,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	481,461	750,000

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Transaction item	Actual amount incurred in 2019	Annual caps for connected transactions in 2019
Bellyhold space contractual operation services
— contractual fee received —operationcostpaid	3,825,804	4,000,000
	310,273	353,000
Air France-KLM aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)
— amount received	593,041	1,230,000
— amount paid	537,173	1,200,000
Aviation supplies maintenance services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	142,814	530,000

Notes:

1.	The actual amount incurred by aircraft finance lease services in 2019 represents the total lease amount (principal and interest) plus service charge for the new finance lease aircraft in 2019.

2.	The actual amount incurred by aircraft operating lease services in 2019 represents the lease amount paid during the year for the new operating lease aircraft and engines in 2019.

3.	The actual amount incurred by aircraft operating lease services in 2019 represents the total lease amount of all lease terms for the new operating lease aircraft and engines in 2019.

10.   Publication of 2019 Annual Results Announcement

The 2019 Annual Results Announcement of the Company is published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company’s website (http://www.ceair. com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman Shanghai, the People’s Republic of China 1 April 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong  (Chairman),  Li  Yangmin  (Vice  Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-  executive Director) and Yuan Jun (Employee Representative Director).

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